Exhibit 99.1

500.com Limited Affirming Normal Operation of Its Business

November 8, 2016

SHENZHEN, China, November 8, 2016 - 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today made an announcement in reaction to a recent negative trend in the Company’s publicly traded share prices. The Company notes that while there remains no clear indication as to how long the Company’s voluntary temporary suspension of online sports lottery sales services will last, the Company has continued to carry on its businesses, including without limitation, developing and improving its product and service offerings, and to work with the China Sports Lottery Administration Center to develop an online lottery sales management system as part of the pilot program mandated by the Notice on the Commencement of the Pilot Program of Online Sales of Sport Lottery issued by the Ministry of Finance in 2012.

The Company also confirms that after its third quarter 2016 earnings announcement, the Company plans to resume its share purchase program of up to US$30 million announced on February 26, 2015.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.